UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to ______________

Commission file number: 0-19065

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.

17801 Georgia Avenue

Olney, Maryland 20832

Sandy Spring Bank 401(k) Plan

Exhibits

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm-DHG
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm-Stegman & Co.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants

Sandy Spring Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Sandy Spring Bank 401(k) Plan (the “Plan”) as of December 31, 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Baltimore, Maryland

June 28, 2016

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Trustees of the

Sandy Spring Bank 401(k) Plan

Olney, Maryland

We have audited the accompanying statement of net assets available for benefits of the Sandy Spring Bank 401(k) Plan (the “Plan”) as of December 31, 2014. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland

June 18, 2015

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Sandy Spring Bank 401(k) Plan

Statements of Net Assets Available For Benefits

December 31, 2015 and 2014

	2015	2014
Assets

Investments, at fair value	$75,882,237	$74,129,220
Fully benefit-responsive investment contracts at contract value	2,514,480	1,062,064
Total Investments	78,396,717	75,191,284

Receivables:
Employer contributions	104,552	84,695
Notes receivable from participants	752,832	726,653
Total Receivables	857,384	811,348

Net Assets Available for Benefits	$79,254,101	$76,002,632

See notes to Financial Statements.

3

Sandy Spring Bank 401(k) Plan

Statement of Changes In Net Assets Available For Benefits

Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(781,901)
Interest and dividends	634,380
Total Investment Loss:	(147,521)

Interest income on notes receivable from participants	24,728

Contributions:
Participant	4,408,206
Employer	1,973,006
Rollover	1,192,125
Total Contributions:	7,573,337
Total Additions	7,450,544

Deductions from net assets attributed to:
Benefits paid to participants	4,194,636
Administrative expenses	4,439
Total Deductions	4,199,075

Net Increase in Net Assets Available for Benefits	3,251,469
Net Assets Available for Benefits:
Beginning balance	76,002,632
Ending balance	$79,254,101

See notes to Financial Statements.

4

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies

Plan description: The following description of the Sandy Spring Bank 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp, Inc. and its related companies (the “Company”) who are eighteen or older, and are credited with one month of eligible service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions: Each year, participants may authorize their employer to defer up to 100% of their annual compensation for contribution to the Plan in accordance with procedures established by the plan administrator, up to allowable IRS limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Pre-tax deferrals will not be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or separation from service. Earnings on such contributions will accumulate income tax deferred until the account is distributed. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

Employer contributions: The Company contributes a percentage of base compensation, as defined by the Plan that its participating employees defer to the Plan. For the 2015 plan year, the employer match was made in accordance with the following Safe Harbor formula: 100% of the first 3% of base compensation that is deferred and 50% of the next 2% of base compensation that is deferred. Each year, the Company, at its discretion, may elect to pay a profit sharing bonus. In 2015 there was no profit sharing bonus granted.

Investment Options: Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, Sandy Spring Bancorp common stock, common collective trust funds, and a fully benefit-responsive investment contract.

Notes receivable from participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear an interest rate reasonable at the time the loan is made. Interest rates are based on the prime rate at the time of the loan’s inception. At December 31, 2015 and 2014 outstanding loans bore interest rate ranges from 3.25% to 4.00%. There is also a $40 origination fee and an $8 quarterly fee, which is taken from the participant’s account. Principal and interest is paid ratably through payroll deductions.

Participant accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) its employer’s contribution and, (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. Loan fees are charged to the respective participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their accounts into various investment options offered by the Plan.

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Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies (continued)

Vesting: Participants are immediately vested in their contributions and any profit sharing contributions plus actual earnings thereon. Vesting is also immediate in any Safe Harbor employer matching contributions made after January 1, 2006.

Payment of benefits: Upon termination of service due to retirement, total and permanent disability before retirement, or termination of employment, participants are entitled to receive the full vested value of their accounts. Upon the participant’s death, the value of a participant’s account is paid to the participant’s beneficiary. Participant account balances may be paid in a lump sum. If the total value of the participant’s vested account balance is $1,000 or less, the plan administrator may require a distribution of the entire account balance in a lump sum. A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Expenses of the Plan: The Plan’s administrative expenses are paid by either the Plan, or the Company as provided by the Plan document. The asset-based fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable and distributions) are charged directly to the participant’s account.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the trustee (or custodian). See Note 2 for discussion of fair value measurements.

Investments in fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated on the payable date to shareholders as of record date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

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Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies (continued)

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes from participants are reclassified as distributions based upon the terms of the plan document.

Risks and uncertainties: The Plan invests in marketable equity securities (common stocks), guaranteed investment contracts, collective investment trusts and mutual funds. Such investments are exposed to various risks such as market risk and credit risk. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Payment of benefits: Benefits are recorded when paid.

Adopted Accounting Pronouncements: In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The ASU removes certain disclosures and the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient provided by ASC 820, Fair Value Measurement. The ASU is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The ASU should be applied retrospectively to all periods presented. Management has elected to adopt this guidance for the year ended December 31, 2015.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and to provide certain disclosures. Contract value is now the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies disclosures of the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks for disclosure purposes.

Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively to all periods presented. Management has elected to adopt Parts I and II for the years ended December 31, 2015 and 2014.

There was no effect to total net assets available for benefits as previously reported.

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Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements

The Plan measures, on a recurring basis, its investments at fair value in accordance with FASB codification “Fair Value Measurements and Disclosures,” which provides the framework for measuring fair value. The standard for fair value measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

Basis of Fair Value Measurement

Level 1 - Observable inputs such as quoted prices in active markets.

Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3 – Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgement, and may affect the value of the fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Cash and money market funds: Valued at amortized cost, which approximates fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end based on the quoted market price of the respective funds.

Guaranteed investment contract: The guaranteed investment contract consists of the Principal Fixed Income Guaranteed Option and is reported at contract value which approximates fair value. Contract value represents the aggregation of contributions, plus interest, less withdrawals, if any.

Collective Investment Trusts: Valued at net asset value (“NAV”) per unit held by the Plan at year-end as quoted by the funds. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies

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Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements (continued)

or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Assets at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Sandy Spring Bancorp, Inc. common stock	$8,445,208	$-	$-	$8,445,208
Mutual funds	22,058,099	-	-	22,058,099

Total Assets in the fair value hierarchy	30,503,307	-	-	30,503,307
Investments measured at net asset value (a)				45,378,930

Investments at fair value				$75,882,237

	Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Sandy Spring Bancorp, Inc. common stock	$8,120,460	$-	$-	$8,120,460
Mutual funds	20,341,799	-	-	20,341,799

Total Assets in the fair value hierarchy	28,462,259	-	-	28,462,259
Investments measured at net asset value (a)				45,666,961

Investments at fair value				$74,129,220

(a)	In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

9

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements (continued)

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Prin Trust (SM) Income Fund	$313,089	N/A	Daily	N/A
Prin Trust (SM) Target 2010	1,384,202	N/A	Daily	N/A
Prin Trust (SM) Target 2015	3,448,873	N/A	Daily	N/A
Prin Trust (SM) Target 2020	8,716,169	N/A	Daily	N/A
Prin Trust (SM) Target 2025	11,538,842	N/A	Daily	N/A
Prin Trust (SM) Target 2030	8,611,041	N/A	Daily	N/A
Prin Trust (SM) Target 2035	5,620,357	N/A	Daily	N/A
Prin Trust (SM) Target 2040	2,520,626	N/A	Daily	N/A
Prin Trust (SM) Target 2045	2,078,823	N/A	Daily	N/A
Prin Trust (SM) Target 2050	499,212	N/A	Daily	N/A
Prin Trust (SM) Target 2055	485,791	N/A	Daily	N/A
Prin Trust (SM) Target 2060	161,906	N/A	Daily	N/A

December 31, 2014
Prin Trust (SM) Income Fund	$335,200	N/A	Daily	N/A
Prin Trust (SM) Target 2010	1,642,123	N/A	Daily	N/A
Prin Trust (SM) Target 2015	4,241,832	N/A	Daily	N/A
Prin Trust (SM) Target 2020	8,762,649	N/A	Daily	N/A
Prin Trust (SM) Target 2025	11,632,779	N/A	Daily	N/A
Prin Trust (SM) Target 2030	8,606,165	N/A	Daily	N/A
Prin Trust (SM) Target 2035	5,567,946	N/A	Daily	N/A
Prin Trust (SM) Target 2040	2,091,787	N/A	Daily	N/A
Prin Trust (SM) Target 2045	1,989,157	N/A	Daily	N/A
Prin Trust (SM) Target 2050	430,633	N/A	Daily	N/A
Prin Trust (SM) Target 2055	342,811	N/A	Daily	N/A
Prin Trust (SM) Target 2060	23,879	N/A	Daily	N/A

10

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 3. Fixed Income Guaranteed Option

The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value which approximates fair value. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% that may be charged if the Plan terminates its interest in the contract.

The Fixed Income Guaranteed Option is a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. As of December 31, 2015, the yield earned and net crediting interest rate was 1.70% after deduction of plan administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the guaranteed investment contract at December 31, 2015, was $2,514,480. Under the terms of the existing contract, the crediting interest rate is based on a formula agreed upon with the Issuer. The crediting rate is currently reset on a semiannual basis and will not be less than the guaranteed minimum interest rate. In no case will the guaranteed minimum interest rate be less than 1% or greater than 3%.

Certain events limit the ability of the Plan to transact at contract value with Principal Life Insurance Company. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Investment Contract does not permit Principal Life Insurance Company to terminate the agreement prior to the scheduled maturity dates without additional termination charges.

11

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants will become 100% vested in their accounts.

Note 5. Tax Status

By letter dated March 31, 2008, the Internal Revenue Service has determined that the Plan is qualified and the trust established under the Plan is tax-exempt in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has evaluated the tax positions taken by the Plan and has determined that no uncertain tax positions have been taken or are expected to be taken that would require recognition or disclosure in the financial statements. The Plan may be subject to routine tax audits; however no audits are currently in progress. The Plan remains subject to income tax examination for years ending after December 31, 2012.

Note 6. Exempt Party-In-Interest Transactions

The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in the common stock of Sandy Spring Bancorp, Inc. Sandy Spring Bancorp, Inc. is the plan sponsor and therefore, these transactions qualify as party-in-interest. For 2015, total purchases at market value related to the stock were $1,534,666 and total sales at market value related to the stock were $1,444,164. Participants are not required to make investments in employer securities. In addition, the Plan has notes receivable from participants, which are secured by the vested balances in the participants’ accounts.

Certain Plan investments are managed by Principal Financial Group (“PFG”). PFG is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid to the trustee by the Plan for administrative services were $4,439 for the year ended December 31, 2015.

Note 7. Trustee and Plan Administrator

Trustee: Delaware Charter Guarantee and Trust Company d/b/a Principal Trust Company is the trustee of the Plan’s funds.

Plan Administration: The Company is the plan administrator.

Sandy Spring Bank 401(k) Plan

12

Schedule Of Assets (Held At End Of year)

Form 5500, Schedule H, Item 4i

December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of issuer	Description of Investment	Cost	Current value

*	Princ Fixed Income Guaranteed Option	Guaranteed Investment Contract	**	$2,514,480
*	Prin Trust (SM) Income Fund	Collective Investment Trust	**	313,089
*	Prin Trust (SM) Target 2010	Collective Investment Trust	**	1,384,202
*	Prin Trust (SM) Target 2015	Collective Investment Trust	**	3,448,873
*	Prin Trust (SM) Target 2020	Collective Investment Trust	**	8,716,169
*	Prin Trust (SM) Target 2025	Collective Investment Trust	**	11,538,842
*	Prin Trust (SM) Target 2030	Collective Investment Trust	**	8,611,041
*	Prin Trust (SM) Target 2035	Collective Investment Trust	**	5,620,357
*	Prin Trust (SM) Target 2040	Collective Investment Trust	**	2,520,626
*	Prin Trust (SM) Target 2045	Collective Investment Trust	**	2,078,823
*	Prin Trust (SM) Target 2050	Collective Investment Trust	**	499,212
*	Prin Trust (SM) Target 2055	Collective Investment Trust	**	485,791
*	Prin Trust (SM) Target 2060	Collective Investment Trust	**	161,906
	BlackRock HY Bond Inst Fund	Mutual Fund	**	1,159,640
	Income Inst Fund ++	Mutual Fund	**	593,121
	Legg Mason BW Gbi Opp Bd	Mutual Fund	**	361,231
	Amer Fds Inc Fd of Amer	Mutual Fund	**	1,359,661
	MFS Value R4 Fund	Mutual Fund	**	2,343,167
	LargeCap S&P 500	Mutual Fund	**	2,561,158
	LargeCap Growth I Inst	Mutual Fund	**	2,855,143
	Baron Small Cap Fund	Mutual Fund	**	462,665
	Delaware SmCap Value I	Mutual Fund	**	499,928
	Invesco Amer Value R5	Mutual Fund	**	792,165
	Ivy Mid Cap Growth Y	Mutual Fund	**	681,456
	MidCap S&P 400	Mutual Fund	**	2,147,705
	SmallCap S&P 600	Mutual Fund	**	1,370,890
	Real Estate Secs Inst	Mutual Fund	**	1,159,577
	MFS Intl New Discovery	Mutual Fund	**	1,050,951
	Oppenheimer Intl Growth	Mutual Fund	**	1,606,836
	Intl Equity Index	Mutual Fund	**	671,269
	Wells Fargo Adv Em Mkt	Mutual Fund	**	381,535
*	Sandy Spring Bancorp, Inc.	Common Stock	**	8,445,208
*	Participant Loans	Loans, ranging from 3.25%-4.00%, maturities through December 2024		752,832
Total Investments				$79,149,549

*	Represents a party-in-interest to the Plan.
**	Cost is not required for participant-directed plans.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bank 401(k) Plan
(Name of Plan)

By:	Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator

/s/ Daniel J. Schrider
Daniel J. Schrider, Chief Executive Officer
Sandy Spring Bancorp, Inc.

Date: June 28, 2016

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